02034690

02 JUN 10 AM 11:27

TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

82-5

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

SUPPL

To: *New York Stock Exchange*
Attention: Richard Simonelli / Erin Newlin
Fax Number: (212) 656-5071

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

From: Elizabeth McNamara, Corporate Secretarial Department

Date: June 5, 2002 Time: 12:55 MDT

Number of Pages (including Cover) three (3)

Re: News Release

Please see the attached News Release scheduled to cross the wire immediately:

"TransCanada Responds to FERC Gas "Wash" Trade Request"

dw 6/10

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If message is unclear or incomplete, please contact the operator:
Operator: Elizabeth McNamara Phone: (403) 920-7675

TransCanada
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NewsRelease

TransCanada Responds to FERC Gas "Wash" Trade Request

CALGARY, Alberta – June 5, 2002 – (TSX: TRP) (NYSE: TRP) – TransCanada PipeLines Limited today, under oath, told the U.S. Federal Energy Regulatory Commission (FERC) that it did not participate in any natural gas transactions referred to as "wash", "round trip", or "sell/buyback" in the U.S. portion of the Western Systems Co-ordinating Council (WSCC) or Texas during 2000-2001. The WSCC's area includes California.

TransCanada was responding to a May 22, 2002 FERC data request. TransCanada was not specifically named in, or served with, the FERC's request. However, because TransCanada intends to continue to provide full disclosure to its stakeholders and wishes to cooperate fully with the FERC, it submitted a response.

Recently, TransCanada was one of approximately 150 organizations questioned by the FERC regarding energy trading strategies/activities in the U.S. portion of the WSCC for the period 2000-2001. TransCanada fully cooperated with the FERC's request. On May 22 and May 31, 2002, the company categorically stated to the FERC, under oath, that it did not participate in any of the strategies in question.

Today's response and the May 22 and May 31, 2002 responses to the FERC are posted on TransCanada's web site at www.transcanada.com.

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is developing a total of approximately 2,250 megawatts of power -- an amount of power that can meet the needs of more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:	Glenn Herchak/Kurt Kadatz	(403) 920-7877
Analyst Inquiries:	David Moneta	(403) 920-7917

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RECEPTION OK

TX/RX NO	8070
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	06/05 13:50
USAGE T	01'01
PGS.	3
RESULT	OK